Our File Number: 42282.00005

Writer’s Direct Dial Number: (954) 468-1373

Writer’s Direct Fax Number: (954) 888-2002

Writer’s E-Mail Address: gschmidt@gunster.com

December 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Julia Griffith

Re:	Professional Holding Corp.

Draft Registration Statement on Form S-1

Submitted September 30, 2019

CIK No. 0001630856

Dear Ms. Griffith:

On behalf of Professional Holding Corp. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 25, 2019 to the Company (the “Comment Letter”), we are submitting the following information.

Concurrently with the submission of this letter, the Company is submitting to the Commission Confidential Draft Submission No. 2 on Form S-1 (the “Amended DRS”). For your reference, copies of this letter, along with clean copies of the Registration Statement and copies marked to show all changes to the initial Draft Registration Statement on Form S-1 (the “Initial DRS”), are being delivered to the Staff under separate cover. The changes reflected in the Amended DRS include those made in response to the Staff’s comments and certain other changes that are intended to update and clarify certain information.

The Company’s responses are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE •

tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

December 13, 2019

Draft Registration Statement on Form S-1 filed September 30, 2019

Implications of being an Emerging Growth Company, page v

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications,

RESPONSE: The Company confirms that it will provide the Staff with any written communications presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1

2.	Please refer to the charts which appear on pages 3 and 4 and again on pages 110 and 111. Please expand your disclosure to balance the discussion of growth with a presentation of any increase in related expenses or losses over the same time frame. Further, please revise to add balancing language stating that there is no guarantee that comparable CAGR metrics will be achieved in the future.

RESPONSE: In response to the Staff’s comment, additional disclosure has been added at pages 4 and 112 of the Amended DRS to balance the discussion of growth with a presentation of the increase in the Company’s noninterest expense relative to its net interest income over the periods presented. We have also noted the increasing trend in the Company’s efficiency ratio over this period as well. Finally, additional disclosure has been added to indicate that the Company cannot assure investors that its future growth will continue at a rate that is comparable to the Company’s rate of growth since December 2015, as indicated in the referenced charts.

Our Market, page 11

3.	We note that you have highlighted the bank's strong credit culture. Please balance your disclosure by explaining how you propose to maintain this culture following the merger.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 10 and 118 of the Amended DRS to include, that the Company believes, based on its due diligence in connection with the proposed merger with Marquis Bancorp, Inc. (“MBI”), that it will be able to continue its strong credit culture with the combined institution following closing of the merger because MBI has a similar philosophy as the Company’s philosophy to credit, including MBI’s focus on loan-to-value ratios, debt service coverage ratios, and appropriate debt structures and covenants. The Company further believes that the effects of MBI’s commitment to a strong credit culture is evidenced by, among other things, MBI’s relatively low level of historical charge-offs and ratio of nonperforming assets to total assets.

U.S. Securities and Exchange Commission

December 13, 2019

Our Challenges, page 12

4.        Please add a descriptive list of your most significant risks and challenges.

RESPONSE: In response to the Staff’s comment, we revised the Amended DRS to include a descriptive list summarizing the Company’s most significant risks and challenges on page 14 of the Amended DRS under the heading “Our Challenges.”

Recent Developments, page 12

5.	Please expand your disclosure concerning the achievable post merger cost savings of approximately $5.0 million by the end of 2020 to explain how you determined this number.

RESPONSE: In response to the Staff’s comment, we revised pages 15 and 123 of the Amended DRS to include additional disclosure regarding the estimated post-merger cost savings of $5 million. The estimate of post-merger cost savings is based primarily on the Company’s expected reduction in MBI’s salary and benefit expense, director compensation, and stock option expense following the closing of the merger.

Selected Historical Consolidated Financial Data of Marquis Bancorp, Inc.

Per Share Data, page 21

6.	Please revise the Diluted weighted average shares outstanding as of and for the six months ended June 30, 2019 and 2018 to be consistent with the amounts presented in Note 7 – Earnings Per Share on page F-71.

RESPONSE: In response to the Staff’s comment, we have revised MBI’s diluted average shares outstanding as of and for the nine months ended September 30, 2019 and 2018, as reflected in the Historical Financial Data of Marquis Bancorp, Inc. on page 22, to be consistent with the amounts presented in Note – 7 Earnings Per Share on page F-72.

Unaudited Pro Forma Combined Condensed Financial Information

Professional Holding Corp. and Marquis Bancorp, Inc. Unaudited Pro Forma Condensed

Combined Consolidated Balance Sheet as of June 30, 2019, page 26

7.	Please provide subtotals and totals for the pro forma adjustments.

RESPONSE: In response to the Staff’s comment, the pro forma financial information in the Amended DRS provides for subtotals and totals for the pro forma adjustments.

U.S. Securities and Exchange Commission

December 13, 2019

Professional Holding Corp. and Marquis Bancorp, Inc. Unaudited Pro Forma Condensed

Combined Consolidated Statement of Income

for the Year Ended December 31, 2018, page 27

8.	Please expand the presentation of pro forma adjustments of Weighted average common shares outstanding and Weighted average diluted common shares outstanding to reference adjustment (m).

RESPONSE: In response to the Staff’s comment, we have revised the presentation of pro forma adjustments of weighted average common shares outstanding and weighted average diluted common shares outstanding to reference adjustment (m) to indicate that the adjustments were based on the 1.2048 for 1 exchange ratio in the merger.

Professional Holding Corp. and Marquis Bancorp, Inc. Unaudited Pro Forma Condensed

Combined Consolidated Statement of Income

for the Six Months Ended June 30, 2019, page 28

9.	Please revise the presentation of Weighted average diluted common shares outstanding for Professional Holding Corp. and Marquis Bancorp, Inc. to reflect the amounts presented in Note 3 - Earnings Per Share on page F-8 and in Note 7 – Earnings Per Share on page F- 71. In addition, revise the pro forma adjusted weighted average diluted common shares outstanding and pro forma combined weighted average diluted common shares outstanding.

RESPONSE: In response to the Staff’s comment, we have revised the presentation of weighted average diluted common shares outstanding for Professional Holding Corp. and Marquis Bancorp, Inc. to be consistent with the amounts presented in Note 3 – Earnings Per Share on page F-7 and Note – 7 Earnings Per Share on page F-72.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note B - Pro Forma Adjustments, page 29

10.	Please revise adjustment (b) to properly reflect MBI’s securities marked to current market value as of June 30, 2019.

RESPONSE: In response to the Staff’s comment, adjustment (b) in the Amended DRS has been revised to properly reflect MBI’s securities marked to current market value as of September 30, 2019.

U.S. Securities and Exchange Commission

December 13, 2019

11.	We note that in Note C – Pro Forma Allocation of Purchase Price you have omitted the deferred tax asset. Please revise the Pro Forma Allocation of Purchase Price and pro forma adjustment (g).

RESPONSE: In response to the Staff’s comment, the pro forma allocation of purchase price and pro forma adjustment (g) contained in Note C have been revised in the Amended DRS.

12.	Reference is made to adjustment (j). Please tell us how you determined the annual accretion of $608 for the $13,732 fair value adjustment of your loan portfolio for the year ended December 31, 2018.

RESPONSE: In response to the Staff’s comment, we have corrected a miscalculation and this adjustment is now reflected as $3,258, which represents 25% of the $13,032 fair value adjustment to MBI’s loan portfolio.

13.	Please tell us why you do not have pro forma adjustments to reflect the estimated fair value of the deposits and Federal Home Loan Bank advances acquired. Please also tell us why you have not disclosed the period over which the fair value adjustments are recognized or the adjustment to interest expense due to the accretion of discounts or amortization of premiums of the deposits and advances acquired.

RESPONSE: We considered the Staff’s comments and evaluated the requirements under U.S. accounting principles and determined that no fair value adjustment is necessary because Marquis Bank has very short durations on each of its time deposits, most of which have terms of one year or less, and its FHLB advances, which have maturities of less than three months. As a result, no adjustment appears on the pro forma balance sheet nor is there any amortization on the pro forma income statement.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 32

14.	Please tell us how you computed the Pro Forma Combined Book value per common share, basic as of and for the year ended December 31, 2018 of $13.00.

RESPONSE: In response to the Staff’s comment, we have corrected a miscalculation to reflect a pro forma combined book value per common share, basic as of and for the year ended December 31, 2018 of $15.79.

Risk Factors, page 34

U.S. Securities and Exchange Commission

December 13, 2019

15.	Please revise your disclosure to harmonize the description of your choice of forum provision on pages 177 to 179 with the description of it in the risk factor on page 56 (e.g., clarify in which documents the provision or provisions will be contained, clarify the scope and terms of the provision, and which courts shall serve as the exclusive forum under which circumstances). Please also disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the governing documents in effect on the closing of the offering will differ from those currently listed in the exhibit index, please amend the index to reflect the new documents. Please note that we may have additional comments upon review of your revised disclosure and associated organizational documents.

RESPONSE: In response to the Staff’s comment, the descriptions of the Company’s exclusive forum provision beginning on pages 57, 177, and 119 of the Amended DRS have been revised such that they are identical throughout the prospectus. The governing documents described in the amended DRS will not differ from those in effect upon closing. Please note that the additional requested information contained in the parenthetical in the Staff’s comment above was disclosed in the Initial DRS (and is unchanged in the Amended DRS). The descriptions of the Company’s exclusive forum provision in the Initial DRS expressly stated that such provision is contained in the Company’s Articles of Incorporation, as amended, specifies the types of actions subject to the exclusive forum provision, and states that all such matters within the scope of such provision will be resolved in the state and federal courts located in Palm Beach County, Florida or Miami-Dade County, Florida. Additionally, in response to the Staff’s comment, we have revised the disclosure in the Amended DRS to indicate the applicability of the Company’s exclusive forum provision to actions arising under the Securities Act or Exchange Act.

16.	Please broaden your discussion of the risks related to the pending acquisition of MBI to include all non-completion risks to shareholders if the offering is completed but the merger is not. For example, none of the synergies contemplated in the merger would accrue to the shareholders of Professional Holding, market position would be that of Professional Holding and not the merged entity, and the possibility of overcapitalization impacting ROE.

RESPONSE: In response to the Staff’s comment, additional risk factors have been added to the Amended DRS beginning on page 61 to broaden the discussion of risks related to the pending acquisition of Marquis Bancorp, Inc., including non-completion risks.

Business of Professional Holding Corp., page 108

U.S. Securities and Exchange Commission

December 13, 2019

17.	Please disclose the credit assessment steps you take in determining that a borrower is qualified. For example, please disclose how and when a borrower is initially qualified, and clarify the types of qualifying or disqualifying features arising during the course of your review of the borrower's credit and loan history. Further explain how you will maintain this credit assessment approach following the merger.

RESPONSE: In response to the Staff's comments, we have revised the disclosure on page 118 of the Amended DRS to include additional disclosure regarding the Company's credit assessment steps. We have also added a cross reference to the section captioned “Management’s Discussion and Analysis and Analysis of Financial Condition and Results of Operations — Financial Condition — Loan Portfolio,” which contains additional information related to the Company’s credit policy.

Financial Statements of Professional Holding Corp.

Interim Financial Statements

Notes to Interim Financial Statements

Note 9 - Subsequent Events, page F-20

18.	Please revise the disclosure of Marquis Bancorp, Inc.’s total deposits to reflect the amount of $559 million (unaudited) as of June 30, 2019. In addition, revise Note 20 – Subsequent Events of the annual financial statements on page F-53.

RESPONSE: Note 9 to the Company’s interim financial statements as of September 30, 2019 contained in the Amended DRS has been revised to address the Staff’s comment.

Independent Auditor’s Report, page F-21

19.	The report of the independent accountant discloses that they conducted their audit in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Please refer to AS 3101 and delete the reference to the auditing standards generally accepted in the United States of America.

RESPONSE: In accordance with the policies of the Company’s independent auditor and the guidance set forth in AU-C section 9700A, Example 5, the audit opinion letter contained in the Company’s audited financial statements included in the Initial DRS refers to both PCAOB standards and auditing standards generally accepted in the United States of America. The audit opinion letter will be revised prior to the first public filing of the registration statement, at which time the Company will become an “issuer” under the Sarbanes-Oxley Act of 2002, and the revised audit opinion contained therein will follow AS 3101 and will not reference auditing standards generally accepted in the United States of America.

U.S. Securities and Exchange Commission

December 13, 2019

Financial Statements of Marquis Bancorp, Inc.

Annual Financial Statements

Consolidated Statements of Income for the Years Ended December 31, 2018 and 2017, page F-82

20.	Please disclose fully diluted earnings per share and basic and diluted weighted average shares outstanding.

RESPONSE: Note 1, and Note 7 to the Consolidated Statements of Income for the Years Ended December 31, 2018 and 2017 for Marquis Bancorp, Inc. contained in the Amended DRS have been revised to address the Staff’s comment.

General

21.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

RESPONSE: We will provide mockups to the Staff, as requested, if the Company decides to include additional pictures or graphics in its prospectus. At this time, the Company does not anticipate including any additional pictures or graphics.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 468-1373.

Very truly yours,

/s/ Gustav L. Schmidt
Gustav L. Schmidt

cc:	Dietrich King, U.S. Securities and Exchange Commission

Christina Harley, U.S. Securities and Exchange Commission

Gus Rodriguez, U.S. Securities and Exchange Commission

Daniel R. Sheehan, Chief Executive Officer, Professional Holding Corp.

Mary Usategui, Chief Financial Officer, Professional Holding Corp.

Frank M. Conner III, Covington & Burling LLP

Michael P. Reed, Covington & Burling LLP

Christopher J. DeCresce, Covington & Burling LLP

Lisa Roney, Crowe LLP

Robert B. Lamm, Gunster